EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Second Quarter		First Six Months
(Dollars in millions)	2014	2013	2014	2013
Earnings from continuing operations before income taxes	$397	$380	$718	$724
Add:
Interest expense	48	47	93	95
Appropriate portion of rental expense (1)	6	7	11	13
Amortization of capitalized interest	2	1	4	3
Earnings as adjusted	$453	$435	$826	$835

Fixed charges:
Interest expense	$48	$47	$93	$95
Appropriate portion of rental expense (1)	6	7	11	13
Capitalized interest	2	1	4	2
Total fixed charges	$56	$55	$108	$110

Ratio of earnings to fixed charges	8.1x	7.9x	7.6x	7.6x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

58